May 26, 2020

Via E-mail
Gislar Donnenberg, Esq.
DLA Piper LLP (US)
1000 Louisiana, Suite 2800
Houston, Texas 77002

       Re:     Epsilon Energy Ltd.
               Schedule TO-I
               Filed May 19, 2020
               File No. 5-91403

Dear Mr. Donnenberg:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

Conditions of the Offer, page 22

1. Refer to clause (a) and (b) in this section. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in clause (a) and (b) in this section includes the language "there shall have been
       threatened...any action..." and "there shall have been any action or proceeding threatened..." With a view towards revised disclosure, please advise what is meant by the term "threatened" and how it may be objectively determinable. Gislar Donnenberg, Esq.
DLA Piper LLP (US)
May 26, 2020
Page 2


2. Refer to condition (vi) disclosed on page 23. Please advise us, with a view toward revised disclosure, whether or not such condition has become operative given the continuing adverse economic developments linked to the recent COVID-19 viral outbreak. To the extent such condition has been determined not to be operative, please advise us, with a view towards revised disclosure, of the measurement date against which such condition should be evaluated. Please also refer to condition (xi) and advise us what would constitute a material acceleration or worsening of condition (vi).

3. Refer to the preceding comment and condition (iii) disclosed on page 23. Given the inclusion of condition (vi), please advise us, with a view towards disclosure, whether condition (iii) is also intended to include the COVID-19 pandemic, and if so, how such condition, as it relates to COVID-19, is different than condition (vi). In addition, since the condition refers to the "material worsening" of a war, armed hostilities, act of terrorism or other international or national calamity, please advise us, with a view towards revised disclosure, how the "material worsening" language in condition (xi)
      should be read in conjunction with the "material worsening" language in condition (iii).

4. To the extent the Company concludes that condition (vi) has occurred, please advise us, with a view toward revised disclosure, whether or not the condition has been waived or a decision has been made to terminate the offer. Please also advise us whether or not a material change has occurred under Exchange Act Rules 13e-4(e)(3), 13e-4(c)(3) and
      13e-4(d)(2), and if so, how the Company intends to effectuate compliance with those rules.

5. Refer to conditions (vii) and (viii). Given that condition (vii) enables the Company to measure the 15% market drop immediately prior to the Expiration Time, please advise us of the purpose of condition (viii). Please respond to this comment with respect to conditions (ix) and (x) as well.

6. We note the following statement on page 24: "The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and other circumstances shall not constitute a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time." This language suggests that if a condition is triggered and the Company fails to assert the condition, the Company will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Company's understanding that if an Offer condition is triggered, the
      Company will notify shareholders whether or not it has waived such condition. In
 Gislar Donnenberg, Esq.
DLA Piper LLP (US)
May 26, 2020
Page 3


       addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company should inform holders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

                                          *    *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                          Sincerely,

                                                          /s/ Perry Hindin

                                                          Perry Hindin
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions